Exhibit 2
April 25, 2008
Mr. Steve Odland
Chairman and Chief Executive Officer
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL 33445
Dear Mr. Odland:
As the owner of 6,229,124 shares of Levitt Corporation, please accept our humble apologies for the wasteful and senseless expenditure of Office Depot’s valuable corporate resources in fighting the recent proxy contest with our Company. We view this proxy contest initiated by our Chairman Mr. Levan, as merely a frustrated executive’s feeble attempt to focus attention away from his miserable performance, rather than any particular failing on your part. We are especially taken by the fact that Mr. Levan emphatically notes that the shareholders of Office Depot have sent a “strong message of disapproval” as a result of some 30 to 40% of all Office Depot shareholders voting against your Company’s proposal. In this light, you might be interested to know that at Levitt Corp.’s most recent shareholder vote, a full 78% of all shareholders unrelated to Mr. Levan voted against his plan to do a massively dilutive rights offering (with no better plan for the money than to venture into these types of shenanigans).
The whole concept of attempting an expensive proxy fight (with Levitt shareholders’ money) when you only hold a mere 1.2% of any company’s shares outstanding, should be an excellent clue that Mr. Levan’s judgment is significantly impaired. It was past thinking exactly like this that led him to significantly expand and lever up our (now bankrupt) building subsidiary directly in the face of the country’s most significant housing crisis since the Great Depression.
Rest assured that your “history of poor performance” cited by Mr. Levan pales in comparison to the destruction of corporate wealth which has taken place at Mr. Levan’s own various public enterprises. It is completely and totally ironic that Mr. Levan plays the corporate governance card against your Company (boasting that he has produced a “loud and clear wake-up call” to your Board) while he clings to power at Levitt Corp. only by using the widely criticized corporate governance tactic of dual classes of stock, whereby his special class of stock gives him the ability to run Levitt Corporation like his own little fiefdom although economically he is not even its largest shareholder.
Sincerely,

Phil Frohlich

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
3/18/2008	14,087	1.50	21,138
3/20/2008	30,138	1.63	49,133
3/20/2008	63,000	1.65	103,958